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                            PREMIER CONCEPTS, INC.
                            3033 South Parker Road
                                   Suite 120
                               Aurora, Colorado
                             Phone (303) 338-1800
                              Fax (303) 338-5780


                               December 11, 2000


VIA EDGAR AND VIA FEDERAL EXPRESS


Securities and Exchange Commission
One Judiciary Plaza
450 Fifth Street N.W.
Washington, DC  20549

Attention:  Christopher Owing

     Re:  Premier Concepts, Inc.
          Registration Statement on Form S-4
          File No. 333-30572

Ladies and Gentlemen:

     Please accept this letter as the application by Premier Concepts, Inc., pursuant to Regulation C, Rule 477, to withdraw the above-referenced registration statement. The registration statement had been filed in contemplation of a proposed merger between Premier Concepts and AmazeScape.com, but that transaction has been abandoned and the merger agreement has been terminated; accordingly, there would be no purpose in proceeding with the previously filed S-4 registration statement. As of this date, no securities covered by said registration statement have been offered or sold.

                                   Respectfully,


                                   /s/ Sissel Eckenhausen
                                   -------------------------------------
                                   Sissel Eckenhausen
                                   President and Chief Executive Officer


cc:  John S. Gerber, Chairman of the Board
     Todd Huss, Chief Financial Officer
     Curtis L. Golkow, Esq.